

August 19, 2011

Via E-mail

Ms. Julia A. Stewart
Chief Executive Officer
DineEquity, Inc.
450 North Brand Boulevard
Glendale, CA 91203-2306

>   **Re: DineEquity, Inc.**
>   **Form 10-K for the Fiscal Year ended December 31, 2010**
>   **Filed March 4, 2011**
>   **File No. 001-15283**

Dear Ms. Stewart:

   We have reviewed your letter dated July 27, 2011, in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 28, 2011.

Form 10-K for the Fiscal Year ended December 31, 2010

Notes to the Consolidated Financial Statements

Note 3. Receivables, page 93

1.   We note your response to prior comment 2. We acknowledge your response that past due amounts are not material, however, you do not disclose this in your footnotes in order to satisfy ASC 310-10-50-7A. Further, confirm that you do not modify the original payment terms under any circumstances. That is, please tell us whether the aging categories are determined based on the original payment terms. In addition, your current disclosures do not appear to fully address the disclosure requirements outlined in ASC

310-10-50-27 to 30. For example, we note that you have not disclosed a credit quality indicator and related disclosures. Please advise.

Note 20. Income Taxes, page 132

2.   We note your response to prior comment 3. Please provide a more detailed analysis of the error that addresses all the factors outlined in SAB Topic 1M.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Michael Johnson, Attorney-Advisor, at (202) 551-3477 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457. If you require further assistance, do not hesitate to contact me at (202) 551-3730.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief